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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

FIRST MUTUAL BANCSHARES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
32190E102
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

50371950.01

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bellevue Square Managers I Limited Partnership		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [_]	
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 248,782 shares
	6	SHARED VOTING POWER 248,782 shares
	7	SOLE DISPOSITIVE POWER 248,782 shares
	8	SHARED DISPOSITIVE POWER 248,782 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,782 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer: FIRST MUTUAL BANCSHARES, INC.

Item 1 (b). Address of Issuer's Principal Executive Offices:

400-108th Avenue N.E.
Bellevue, Washington 98004

Item 2 (a). Name of Person Filing: Bellevue Square Managers I Limited Partnership

Item 2 (b).   Address of Principal Business Office or, if none, Residence:

575 Bellevue Square
Bellevue, Washington 98004

Item 2 (c). Citizenship: Bellevue Square Managers I Limited Partnership is a limited partnership organized under the laws of the State of Washington.

Item 2 (d). Title of Class of Securities: Common Stock, par value $1.00 per share

Item 2 (e). CUSIP No: 32190E102

Item 3.   If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.   Ownership

 (a) Amount Beneficially Owned: 248,782 shares

 (b) Percent of Class: 5.8%

 (c) Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote	248,782 shares
(ii)	shared power to vote or to direct the vote	248,782 shares
(iii)	sole power to dispose or to direct the disposition of	248,782 shares
(iv)	shared power to dispose or to direct the disposition of	248,782 shares

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

50371950.01

Item 6. **Ownership of More Than Five Percent on Behalf of Another Person**

Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company**

Not applicable.

Item 8. **Identification and Classification of Members of the Group**

Not applicable.

Item 9. **Notice of Dissolution of Group**

Not applicable.

Item 10. **Certification**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELLEVUE SQUARE MANAGERS I LIMITED PARTNERSHIP
By: Bellevue Square Managers, Inc., General Partner

March 25, 2003   By: /s/ F. Kemper Freeman
                                    F. Kemper Freeman, President